September 10, 2013

To:  Pamela Long

Assistant Director

Re:  Pack Fuerte, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 13, 2013

File No. 333-187007

Dear Ms Long:

Thank you for your letter dated August 21, 2013. Regarding your comments, please find in the following pages our responses.

General

1.    We note your response to comment one of our letter dated July 8, 2013 and the additional disclosures you have provided. Please disclose the manner in which the further research and development needed to implement your plan of operations will be undertaken, and the basis of your disclosed time frames of 120 days to having a prototype and nine months to having a final prototype. In addition, while we note that you believe your lack of a prototype makes negotiating with manufacturers unproductive at this time, please discuss your plans for making the prototype itself. Lastly, you should discuss what research, if any, you have done, or contacts you have made with luggage manufacturing companies to determine whether your product will be marketable to luggage manufacturers.

Response:

We have revised our prospectus, starting on pages 5 and 27:

“...The timeframes described herein are based on the president’s prediction only and it is not based on any third party professional opinion.

We plan on developing an initial prototype made of wood, due to its affordable cost and availability (easy to find in hardware stores). Our initial prototype would be created with available materials found in hardware stores and would serve to understand functionality. After that point, we would have better understand on how to proceed and how much and what types of materials would be needed.

We believe further research may be necessary and development of our product will be needed to implement our plan of operations. We plan on conducting a wide research on prices and sources of materials and manufactures after we develop our prototype(s). Our goal is to have a functional prototype in hand before we search for the best manufacturer for large scale, as at that point we would understand what is needed. To develop our initial prototype, we intend to purchase the materials in hardware stores, because we will not need a large amount of materials.

We plan on conducting the research via internet and phone calls and the president would be responsible for the research.

…

We have not conducted any other research, other than the ones described above, and we have not yet contacted any luggage manufacturing company to determine whether our product would be marketable to them. The prediction of marketability and success of our products is based mainly on our president’s opinion and opinions of people that he spoke to.

…

BUSINESS DEVELOPMENT TABLE

Development phase	Purchase of baggage for measurements	Month 1
	Material purchase and development of initial prototype	Months 2 and 3
	Final prototype development	Months 4 to 9
	Securing Intellectual property	Month 9

Testing phase	Testing of prototype(s)	Month 9 and 10
Testing with end users

Selling phase	Brochures development	Months 10 to 11
	Negotiations with baggage manufactures	Months 11 to 12

For more detailed information and estimated costs, see our Plan of Operation.”

Use of Proceeds, page 17

2.    We note your responses to prior comments regarding whether you are a blank check company, including that you believe you have a business plan and your statement, in the filing, that you are not a blank check and do not intend to engage in a business combination. However, any specific information about your uses of proceeds of the offering appears to relate only to administrative items, again, suggesting that you may be a blank check company. The bulk of your offering proceeds are assigned to "phases", but you do not explain what amount of proceeds you will use in each phase for specific purposes. For example, you do not disclose the amount that you expect to spend on backpacks, suitcases and luggage, even though you have multiple statements throughout your prospectus regarding the necessity of purchasing baggage to engage in your plan of operations; It appears from your disclosure that completion of this offering will be necessary for you to purchase baggage, and that such purchase will be a material cost. Please disclose the anticipated costs of such baggage. You also do not address amounts necessary to make the prototype, or how any specific amounts will be used for identified purposes during the testing or selling phase. As a result, it remains unclear that you in fact have a business plan that will require or use proceeds of this offering in its execution. Please revise your use of proceeds and other relevant sections of the prospectus to discuss with more specificity how the proceeds you plan to raise in this offering will be used for ,specific purposes necessary to your becoming operational under your business plan.

Response:

We have revised our use of proceeds, starting on page 18 and our plan of operation starting on page 50:

		If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
Development phase	70% of Net Proceeds	$ 5,343.80	$29,143.80	$52,943.80	$ 76,743.80
Purchase of baggage	15% of proceeds to Development phase	$ 801.57	$ 4,371.57	$ 7,941.57	$ 11,511.57
Material purchase for initial prototype	10% of proceeds to Development phase	$ 534.38	$ 2,914.38	$ 5,294.38	$ 7,674.38
Costs related with third party consultants and materials for final prototype development	50% of proceeds to Development phase	$ 2,671.90	$14,571.90	$26,471.90	$ 38,371.90
Intellectual property costs	25% of proceeds to Development phase	$ 1,335.95	$ 7,285.95	$13,235.95	$ 19,185.95

		If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
Testing phase	10% of Net Proceeds	$ 763.40	$ 4,163.40	$ 7,563.40	$ 10,963.40
Costs with third party testing company(ies)	75% of proceeds to Testing phase	$ 572.55	$ 3,122.55	$ 5,672.55	$ 8,222.55
Costs related to test with end user	25% of proceeds to Testing phase	$ 190.85	$ 1,040.85	$ 1,890.85	$ 2,740.85

		If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
Selling phase	15% of Net Proceeds	$ 1,145.10	$ 6,245.10	$11,345.10	$ 16,445.10
Brochures development costs	40% of proceeds to Selling phase	$ 458.04	$ 2,498.04	$ 4,538.04	$ 6,578.04
Search for baggage manufactures	60% of proceeds to Selling phase	$ 687.06	$ 3,747.06	$ 6,807.06	$ 9,867.06

Security Ownership of Certain Beneficial Owners and Management, page 57

3.    Please reconcile the language on page 58 stating that "[t]here is no amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received, directly or indirectly, by any current or past promoter with your statement at the top of page 59, that Mr. Sriphanorm has extended $1,004 of credit to the Company.

Response:

We have revised our statement on page 60:

“…Other than the $1,004 loan from Mr. Sriphanorm, there is no amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received, directly or indirectly, by any current or past promoter.”

Pack Fuerte, Inc.

/s/ Bunloet Sriphanorm

Bunloet Sriphanorm

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer